Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-284538

GS Finance Corp. $1,000,000 Autocallable Contingent Coupon Equity-Linked Notes due 2030 guaranteed by The Goldman Sachs Group, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, in addition to the final coupon, if any, is based on the performance of the underlier with the lowest underlier return. You could lose your entire investment in the notes.

Coupon Payments: The notes will pay a contingent monthly coupon on a coupon payment date if the closing level of each underlier is greater than or equal to its coupon trigger level on the related coupon observation date.

Automatic Call: The notes will be automatically called on a call payment date if the closing level of each underlier is greater than or equal to its initial underlier level on the related call observation date.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-9.

Key Terms
Company (Issuer) / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Aggregate face amount:	$1,000,000
Cash settlement amount:	subject to the automatic call feature, on the stated maturity date, in addition to any coupon then due, the company will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier level of each underlier is greater than or equal to its trigger buffer level: $1,000; or
• if the final underlier level of any underlier is less than its trigger buffer level:
$1,000 + ($1,000 × the lesser performing underlier return)
Underliers:

a common share of Cameco Corporation (current Bloomberg ticker: “CCJ UN”), the common stock of Constellation Energy Corporation (current Bloomberg ticker: “CEG UW”) and the Class A common stock of Vertiv Holdings Co (current Bloomberg ticker: “VRT UN”)

Coupon trigger level:	for each underlier, 50% of its initial underlier level
Trigger buffer level:	for each underlier, 50% of its initial underlier level
Initial underlier level:

$92.26 with respect to a common share of Cameco Corporation, $358.39 with respect to the common stock of Constellation Energy Corporation and $179.80 with respect to the Class A common stock of Vertiv Holdings Co. The initial underlier level of each underlier is an intra-day level or the closing level of such underlier on the trade date

Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date*
Underlier return:	with respect to an underlier: (its final underlier level - its initial underlier level) ÷ its initial underlier level
Lesser performing underlier return:	the underlier return of the lesser performing underlier (the underlier with the lowest underlier return)
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)
CUSIP / ISIN:	40058QVF3 / US40058QVF35

* subject to adjustment as described in the accompanying general terms supplement

Our estimated value of the notes on trade date / Additional amount / Additional amount end date:

$965 per $1,000 face amount, which is less than the original issue price. The additional amount is $35 and the additional amount end date is February 6, 2026. See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount	0.85% of the face amount	99.15% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 20,679 dated November 7, 2025.

Key Terms (continued)
Coupon:

subject to the automatic call feature, on each coupon payment date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to:

•
if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level: $18.709 (1.8709% monthly, or the potential for up to approximately 22.45% per annum); or
•
if the closing level of any underlier on the related coupon observation date is less than its coupon trigger level: $0

Automatic call feature:

The notes will be automatically called if the closing level of each underlier is greater than or equal to its initial underlier level on any call observation date. In that case, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following call payment date equal to $1,000 (along with the coupon then due).

Trade date:	November 7, 2025
Original issue date:	November 13, 2025
Determination date:	the last coupon observation date, November 7, 2030*
Stated maturity date:	November 13, 2030*

Call observation dates:	each coupon observation date commencing in May 2026 and ending in October 2030
Call payment dates:	the coupon payment date immediately after the applicable call observation date

Coupon observation dates*	Coupon payment dates*
December 8, 2025	December 11, 2025
January 7, 2026	January 12, 2026
February 9, 2026	February 12, 2026
March 9, 2026	March 12, 2026
April 7, 2026	April 10, 2026
May 7, 2026	May 12, 2026
June 8, 2026	June 11, 2026
July 7, 2026	July 10, 2026
August 7, 2026	August 12, 2026
September 8, 2026	September 11, 2026
October 7, 2026	October 13, 2026
November 9, 2026	November 13, 2026
December 7, 2026	December 10, 2026
January 7, 2027	January 12, 2027
February 8, 2027	February 11, 2027
March 8, 2027	March 11, 2027
April 7, 2027	April 12, 2027
May 7, 2027	May 12, 2027
June 7, 2027	June 10, 2027
July 7, 2027	July 12, 2027
August 9, 2027	August 12, 2027
September 7, 2027	September 10, 2027
October 7, 2027	October 13, 2027
November 8, 2027	November 12, 2027
December 7, 2027	December 10, 2027
January 7, 2028	January 12, 2028
February 7, 2028	February 10, 2028
March 7, 2028	March 10, 2028
April 7, 2028	April 12, 2028
May 8, 2028	May 11, 2028
June 7, 2028	June 12, 2028
July 7, 2028	July 12, 2028
August 7, 2028	August 10, 2028
September 7, 2028	September 12, 2028
October 9, 2028	October 12, 2028
November 7, 2028	November 10, 2028
December 7, 2028	December 12, 2028
January 8, 2029	January 11, 2029
February 7, 2029	February 12, 2029
March 7, 2029	March 12, 2029
April 9, 2029	April 12, 2029
May 7, 2029	May 10, 2029
June 7, 2029	June 12, 2029
July 9, 2029	July 12, 2029
August 7, 2029	August 10, 2029
September 7, 2029	September 12, 2029
October 8, 2029	October 11, 2029
November 7, 2029	November 13, 2029
December 7, 2029	December 12, 2029
January 7, 2030	January 10, 2030
February 7, 2030	February 12, 2030
March 7, 2030	March 12, 2030
April 8, 2030	April 11, 2030
May 7, 2030	May 10, 2030
June 7, 2030	June 12, 2030

July 8, 2030	July 11, 2030
August 7, 2030	August 12, 2030
September 9, 2030	September 12, 2030
October 7, 2030	October 10, 2030
November 7, 2030	November 13, 2030

* subject to adjustment as described in the accompanying general terms supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

• General terms supplement no. 17,744 dated October 20, 2025
• Prospectus supplement dated February 14, 2025
• Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this pricing supplement and the accompanying documents listed above. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement and the accompanying documents listed above are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying documents listed above is current only as of the respective dates of such documents.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing levels of the underliers on a coupon observation date could have on the coupon payable, if any, on the related coupon payment date and (ii) the impact that the various hypothetical closing levels of the lesser performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing levels of the underliers.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Coupon	$18.709 (1.8709% monthly, or the potential for up to approximately 22.45% per annum)
Coupon trigger level	with respect to each underlier, 50% of its initial underlier level
Trigger buffer level	with respect to each underlier, 50% of its initial underlier level

The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or call observation date or the originally scheduled determination date
No change in or affecting any of the underliers
Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier levels on any call observation date or coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Coupon Payments

The examples below show the hypothetical coupon, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of each underlier on the applicable coupon observation date was the percentage of its initial underlier level shown.

Scenario 1

Coupon Observation Date	Hypothetical Closing Level of a Common Share of Cameco Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of Constellation Energy Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Class A Common Stock of Vertiv Holdings Co (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	99.000%	55.000%	60.000%	$18.709
2	40.000%	105.000%	105.000%	$0.000
3	55.000%	60.000%	57.000%	$18.709
4	40.000%	30.000%	40.000%	$0.000
5	40.000%	38.000%	99.000%	$0.000
6	60.000%	25.000%	65.000%	$0.000
7	70.000%	52.000%	80.000%	$18.709
8	80.000%	75.000%	20.000%	$0.000
9	70.000%	39.000%	25.000%	$0.000
10	60.000%	35.000%	40.000%	$0.000
11	80.000%	20.000%	25.000%	$0.000
12 - 60	40.000%	40.000%	38.000%	$0.000
			Total Hypothetical Coupons	$56.127

In Scenario 1, the hypothetical closing level of each underlier has increased or decreased relative to the initial underlier level on each hypothetical coupon observation date. On the coupon payment dates relating to coupon observation dates on which the hypothetical closing level of each underlier is greater than or equal to its coupon trigger level, you will receive a coupon payment. However, on the coupon payment dates relating to coupon observation dates on which the hypothetical closing level of at least one underlier is less than its coupon trigger level, you will not receive a coupon payment.

Scenario 2

Coupon Observation Date	Hypothetical Closing Level of a Common Share of Cameco Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of Constellation Energy Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Class A Common Stock of Vertiv Holdings Co (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	99.000%	30.000%	35.000%	$0.000
2	60.000%	35.000%	95.000%	$0.000
3	60.000%	40.000%	52.000%	$0.000
4	60.000%	105.000%	40.000%	$0.000
5	60.000%	40.000%	40.000%	$0.000
6	105.000%	40.000%	35.000%	$0.000
7	70.000%	30.000%	105.000%	$0.000
8	80.000%	20.000%	53.000%	$0.000
9	70.000%	30.000%	25.000%	$0.000
10	60.000%	40.000%	45.000%	$0.000
11	80.000%	25.000%	20.000%	$0.000
12 - 60	40.000%	35.000%	40.000%	$0.000
			Total Hypothetical Coupons	$0.000

In Scenario 2, the hypothetical closing level of each underlier has increased or decreased relative to the initial underlier level on each hypothetical coupon observation date. However, you will not receive a coupon payment on any coupon payment date because in each case the hypothetical closing level of at least one underlier on the related coupon observation date is less than its coupon trigger level. The overall return you earn on your notes will be less than zero.

Scenario 3

Coupon Observation Date	Hypothetical Closing Level of a Common Share of Cameco Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of Constellation Energy Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Class A Common Stock of Vertiv Holdings Co (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	40.000%	40.000%	40.000%	$0.000
2	40.000%	30.000%	30.000%	$0.000
3	40.000%	35.000%	35.000%	$0.000
4	40.000%	20.000%	20.000%	$0.000
5	40.000%	30.000%	30.000%	$0.000
6	110.000%	105.000%	108.000%	$18.709
			Total Hypothetical Coupons	$18.709

In Scenario 3, the hypothetical closing level of each underlier is less than its coupon trigger level on the first five hypothetical coupon observation dates, but increases to a level that is greater than its initial underlier level on the sixth hypothetical coupon observation date. Because the hypothetical closing level of each underlier is greater than or equal to its initial underlier level on the sixth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the coupon payment, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on any call observation date, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on a call observation date and does not include the final coupon, if any. If the final underlier level of the lesser performing underlier is less than its coupon trigger level, you will not be paid a final coupon at maturity.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Its Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	100.000%*
167.000%	100.000%*
133.000%	100.000%*
100.000%	100.000%*
83.000%	100.000%*
67.000%	100.000%*
50.000%	100.000%*
49.999%	49.999%
37.000%	37.000%
25.000%	25.000%
12.000%	12.000%
0.000%	0.000%

*Does not include the final coupon

As shown in the table above, if the notes have not been automatically called on a call observation date:
•
If the final underlier level of the lesser performing underlier were determined to be 12.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 12.000% of the face amount of your notes.

○
As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 88.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

•
If the final underlier level of the lesser performing underlier were determined to be 200.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes.

○
As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of the lesser performing underlier over its initial underlier level.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying documents listed above under “About Your Prospectus”. You should carefully review these risks and considerations as well as the terms of the notes described herein and in such accompanying documents. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underliers. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth on the cover of this pricing supplement) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth on the cover of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” in the accompanying general terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” in the accompanying prospectus.

You May Lose Your Entire Investment

Assuming your notes are not automatically called, if the final underlier level of any underlier is less than its trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to a call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier

While a decrease in the final underlier level of the lesser performing underlier to its trigger buffer level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than its trigger buffer level will result in a loss of a significant portion of the face amount of the notes despite only a small change in the level of the lesser performing underlier.

You May Not Receive a Coupon on Any Coupon Payment Date

If the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable coupon payment date. If this occurs on every coupon observation date, the overall return you earn on your notes will be less than zero and will be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

You should be aware that, with respect to any prior coupon observation dates that did not result in the payment of a coupon, you will not be compensated for any opportunity cost implied by inflation and other factors relating to the time value of money.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level. Therefore, the term for your notes may be significantly reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underliers between the trade date and any coupon observation date or between two coupon observation dates.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

If the notes are not automatically called, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of any other underlier, even if there is an increase in the level of any other underlier.

We Will Not Hold Shares of the Underliers for Your Benefit

The indenture governing your note does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey any shares of the underliers acquired by us or them. Neither we nor our affiliates will pledge or otherwise hold shares of the underliers for your benefit in order to enable you to exchange your note for shares under any circumstances. Consequently, in the event of our bankruptcy, insolvency or liquidation, any shares of the underliers owned by us will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Have No Shareholder Rights or Rights to Receive Any Underlier

Investing in your notes will not make you a holder of any shares of the underliers. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underliers or any other rights of a holder of any shares of the underliers. Payments on your notes will be made in cash and you will have no right to receive delivery of any underliers.

In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of an Underlier

Following certain corporate events relating to an underlier where its issuer is not the surviving entity, the amount you receive at maturity may be based on the securities of a successor to such underlier issuer or any cash or any other assets distributed to holders of shares of such underlier in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting distribution property under “Supplemental Terms of the Notes - Anti-dilution Adjustments for Index Stocks” in the accompanying general terms supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

• the levels of the underliers;
• the volatility — i.e., the frequency and magnitude of changes — in the closing levels of the underliers;
• the dividend rates of the underliers;
•
economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the market segments of which the underliers are a part, and which may affect the closing levels of the underliers;

• interest rates and yield rates in the market;
• the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

There is No Affiliation Between the Underlier Issuers and Us

Goldman Sachs is not affiliated with the underlier issuers. However, we or our affiliates may currently or from time to time in the future engage in business with the underlier issuers. Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underlier issuers. You, as an investor in your notes, should make your own investigation into the underlier issuers.

The underlier issuers are not involved in this offering of notes in any way and do not have any obligation of any sort with respect to your notes. Thus, the underlier issuers do not have any obligation to take your interests into consideration for any reason, including in taking or not taking any corporate actions that might affect the value of your notes.

Additional Risks Related to the Common Stock of Constellation Energy Corporation and the Class A Common Stock of Vertiv Holdings Co
The Common Stock of Constellation Energy Corporation and the Class A Common Stock of Vertiv Holdings Co Have a Very Limited Trading History

Your notes are linked, in part, to underliers that have only recently commenced public trading and, therefore, have very limited historical performance. Because each such underlier has no historical closing level prior to the date it commenced trading, limited historical underlier information will be available for you to consider in making an independent investigation of its underlier performance, which may make it difficult for you to make an informed decision with respect to the notes. Further, because each such underlier has a very limited trading history, your investment in the notes may involve greater risks than an investment in notes linked to the securities of companies with a more established record of performance. For additional information about the underliers, see “The Underliers”. No future performance of an underlier can be predicted based on the historical underlier performance information described herein.

Risks Related to Tax
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion of income in respect of your notes.

Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIERS

Where Information About the Underlier Issuers Can Be Obtained

The underliers are registered under the Securities Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed by the underlier issuers with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is sec.gov.

Information about the underlier issuers may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.
We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the underlier issuers with the SEC.
We Obtained the Information About the Underlier Issuers From the Underlier Issuers' Public Filings

This pricing supplement relates only to your notes and does not relate to the underliers or other securities of the underlier issuers. We have derived all information about the underlier issuers in this pricing supplement from the publicly available information referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the underlier issuers in connection with the offering of your notes. Furthermore, we do not know whether all events occurring on or before the date of this pricing supplement — including events that would affect the accuracy or completeness of the publicly available documents referred to above and the trading price of shares of the underliers — have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the underlier issuers could affect the value you will receive at maturity and, therefore, the market value of your notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers.

Historical Closing Levels of the Underliers
The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations.

Before investing in the offered notes, you should consult publicly available information to determine the levels of each underlier between the date of this pricing supplement and the date of your purchase of the offered notes. You should not take the historical levels of an underlier as an indication of the future performance of that underlier.

The graphs below, except where otherwise indicated, show the daily historical closing levels of each underlier from January 2, 2020 through November 7, 2025, adjusted for corporate events, if applicable. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification.

According to publicly available information, Cameco Corporation has operations that span the nuclear fuel cycle from exploration to fuel services, which include uranium production, refining, uranium dioxide and uranium hexafluoride conversion services and CANDU fuel manufacturing for heavy water reactors. Information filed with the SEC by the underlier issuer under the Exchange Act can be located by referencing its SEC file number 001-14228.

Historical Performance of Cameco Corporation

According to publicly available information, Constellation Energy Corporation is a producer of emissions-free energy and an energy supplier to businesses, homes and public sector customers nationwide. Constellation Energy Corporation was separated from Exelon Corporation and on February 2, 2022, Constellation Energy Corporation began trading on The Nasdaq Stock Market LLC. Information filed with the SEC by the underlier issuer under the Exchange Act can be located by referencing its SEC file number 001-41137. The daily historical closing levels for Constellation Energy Corporation from the date its common stock commenced trading on February 2, 2022 through November 7, 2025, adjusted for corporate events, if applicable.

Historical Performance of Constellation Energy Corporation

According to publicly available information, Vertiv Holdings Co designs, manufacturers and services digital infrastructure for data centers, communication networks, and commercial and industrial environments. Upon the closing of a business combination on February 10, 2020, Vertiv Holdings Co’s Class A common stock began trading on the New York Stock Exchange under the symbol “VRT”. Information filed with the SEC by the underlier issuer under the Exchange Act can be located by referencing its SEC file number 001-38518. The graph below shows the daily historical closing levels of Vertiv Holdings Co from the date its Class A common stock commenced trading on February 10, 2020 through October 29, 2025, adjusted for corporate events, if applicable.

Historical Performance of Vertiv Holdings Co

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

No statutory, judicial or administrative authority directly addresses how your notes should be characterized and treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. You will be obligated pursuant to the terms of the notes - in the absence of a change in law, an administrative determination or a judicial ruling to the contrary - to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying general terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that it is likely that coupon payments will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. If you are a non-United States holder of the notes, we intend to withhold on coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty. In addition, upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes.

Notwithstanding the foregoing, since the appropriate U.S. federal income tax characterization and treatment of your notes are uncertain, it is possible that the Internal Revenue Service could assert a different characterization and treatment than that described immediately above. In this case, the timing and character of income, gain or loss recognized with respect to your notes could substantially differ from that described above.

In addition, we have determined that, as of the issue date of the notes, the notes will not be subject to dividend equivalent withholding under section 871(m) of the Internal Revenue Code (the “871 withholding rules”). In certain circumstances, however, it is possible for non-United States holders to be liable for tax under the 871 withholding rules with respect to a combination of transactions entered into in connection with each other even when no withholding is required. Non-United States holders should consult their tax advisors concerning the potential application of the 871 withholding rules to an investment in the notes.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
See “Supplemental Plan of Distribution” in the accompanying general terms supplement and “Plan of Distribution — Conflicts of Interest” in the accompanying prospectus.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.85% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 27, 2025, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 27, 2025.